EXHIBIT 1.01

Conflict Minerals report of FuelCell Energy, Inc.
in Accordance with Rule 130-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of FuelCell Energy, Inc. for the year ended December 31, 2025 is presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

1.	Company Overview

This report has been prepared by management of FuelCell Energy, Inc. (“FuelCell Energy”, “Company”, “we”, “us” and “our”). FuelCell Energy is a clean energy technology company and a stationary fuel cell manufacturer with 22 years of operating experience in this field. Founded in 1969 and headquartered in Danbury, Connecticut, we manufacture and sell our proprietary molten carbonate fuel cell systems, which deliver large-scale, continuous clean power and advanced emissions management. Unlike traditional power generation methods that rely on combustion, our fuel cells generate electricity electrochemically through a chemical reaction rather than burning fuel, resulting in ultra-low emissions and high efficiency. Our carbonate fuel cell systems are fuel-flexible, with the ability to run on biofuels, renewable natural gas, or hydrogen-hydrocarbon blends, and provide reliable baseload power, carbon capture, and thermal energy for chilling, heating, and process steam. As global energy demand rises driven by artificial intelligence (“AI”), electrification, and the need for enhanced grid resiliency, we believe solutions like ours will be vital in addressing next-generation needs, helping to strengthen the grid, reducing pollution, and supporting decarbonization goals. We have proven utility-scale projects operating at 10 MW, 20 MW, and 58.8 MW, each with more than seven years of continuous run time. As a company, we are motivated by our purpose of enabling a world empowered by clean energy.

FuelCell Energy, based in Connecticut, was founded in 1969 as a New York corporation to provide applied research and development services on a contract basis. We completed our initial public offering in 1992 and reincorporated in Delaware in 1999. We began selling stationary fuel cell power plants commercially in 2003.

2.	Products Overview

Our carbonate fuel cell products deliver reliable, clean baseload power, avoid harmful emissions such as sulfur oxide (“SOx”), nitrogen oxide (“NOx”), and particulate matter, produce hydrogen and high-grade heat, and isolate and remove CO₂ from exhaust streams. These capabilities align directly with long-term structural demand for decarbonization and energy resiliency, which we expect will expand the addressable market for our products and create durable growth opportunities. Fuel flexibility is another critical advantage of our carbonate fuel cell platform, providing the ability to run on biofuels, renewable natural gas, or hydrogen-hydrocarbon blends.

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3.	Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry regarding the tin, tantalum, tungsten and/or gold (“3TG Metals”) contained in the Covered Products by asking FuelCell Energy’s direct suppliers to provide answers to the Conflict Minerals Reporting Template (“CMRT”) from the Conflict Free Sourcing Initiative (“CFSI”). The CFSI CMRT is generally regarded as the most widely-used reporting tool for conflict minerals content and sourcing information and was developed by several of the world’s leading consumer electronics companies. The CMRTs received from FuelCell Energy’s suppliers were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed in follow-up communications. Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used and clarifying how the needed information could be provided. If, after these efforts, a given supplier still did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach to these suppliers by FuelCell Energy employees requesting their participation in our Conflict Minerals Compliance Program. As such, we believe our process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

A total of 128 suppliers were contacted as part of our RCOI process. The response rate among these suppliers was 94.53%. Of these responding suppliers, 7 have confirmed they procure at least 1 of the 4 Conflict Minerals. Of the 7 suppliers procuring at least 1 Conflict Mineral, 6 indicated that they have policies in place to source outside of 3TG Covered Countries, 1 indicated that certain components they produce contain one or more 3TG Metals that may originate in a Covered Country and none indicated that they are unsure if their material is purchased from a 3TG Covered Country. The remaining responding suppliers confirmed that they do not use 3TG metals in their products.

Based on the results of our RCOI, which indicated that one or more of our product components contained 3TG Metals that may have originated in a Covered Country, we exercised continued due diligence on the source and chain of custody of those product components as further described below.

4.	Conflict Minerals Due Diligence

Our due diligence measures include the following:

•	We made further inquiries to our direct suppliers with the goal of improving our understanding of each supplier’s 3TG Metals supply chain. We are still awaiting responses and adequate information from some suppliers. If we become aware of a supplier whose due diligence process needs improvement, we intend to continue the trade relationship and we will work with that supplier to improve its processes and performance, including through additional training, subject to possible termination of the relationship if requested improvements are not forthcoming.
•	Report to senior management on direct suppliers’ responses to the CMRT and follow up inquiries. We continue to monitor, track and report on progress of direct suppliers to senior management.
•	We have a designated team to support the appropriate supply chain due diligence and have implemented internal measures to strengthen our engagement with suppliers on their due diligence efforts. We continue to refine the FuelCell Energy Conflicts Mineral Policy, which details the standards by which our supply chain due diligence is conducted.
•	Continue to drive our suppliers to obtain current, accurate, and complete information about the smelters and refineries of Covered Minerals in their supply chains so that they in turn can report accurate and complete information to FuelCell Energy.
•	Consider the availability of alternative sources of products if a supplier is non-responsive, or fails to adopt reasonable controls and changes that we may request to ensure compliance with conflict minerals reporting or we determine that a supplier has supplied us with any Covered Minerals that directly or indirectly finance or benefit an armed group in a Covered Country.
5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry and further due diligence, we have concluded that a very small portion of our supply chain remains “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the origin of all the 3TG Metals used in our products. Tracing minerals back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that the information regarding smelters and refiners that we gathered from our supply chain was inconclusive.

As previously stated, our fuel cells, including the fuel cell components and completed fuel cell module, do not utilize conflict minerals; however, the supporting balance of plant includes componentry, such as computer circuit boards, that utilize very minimal amounts of 3TG minerals. For perspective, total shipments in fiscal year 2025 weighed approximately 2.84 million pounds of which only approximately 28.8 pounds, or 0.001% of the total represented 3TG minerals.